

August 27, 2012

<u>Via E-Mail</u>
Ms. Diane J. Harrison
Principal Financial Officer
AF Ocean Investment Management Company
501 Madison Avenue, 14th Floor
New York, New York 10022

> **Re:** **AF Ocean Investment Management Company**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 00-54354**

Dear Ms. Harrison:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Notes to the Financial Statements

Note 9. Discontinued Operations and Change in Direction, page 38

1. We note from your disclosure in Note 9 that for the year ended December 31, 2011 you recognized a $17,439 gain on discontinued operations. In light of the fact that it does not appear the net assets of the discontinued operations were sold and distributed until the first quarter of fiscal 2012, and it appears they were sold for a price equal to their net book value, please tell us why you believe it was appropriate to recognize a gain on the sale during the year ended December 31, 2011. As part of your response, please explain to us how you calculated or determined the amount of the gain recognized during 2011.

Form 10-Q for the Quarter ended June 30, 2012

Note 8. Subsequent Events, page 10

2. We note that on July 6, 2012 you completed the acquisition of Endeavour for $200,000 plus a $100,000 promissory note convertible into 150,000 shares of common stock. Please tell us how you accounted for this acquisition including the allocation of the purchase price and how you determined the fair value of each asset and liability recorded. As part of your response, please also tell us the amount and useful life assigned to any intangible assets recorded in this acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief